SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Sisecam Resources LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

172464 109
(CUSIP Number)

Eric Dumford
Five Concourse Parkway
Suite 2500
Atlanta, Georgia 30328
Telephone: (770) 375-2300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 172464 109

1	NAMES OF REPORTING PERSONS
Ciner Enterprises Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER*
19,808,749 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER*
19,808,749 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
19,808,749 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Represents 19,808,749 common units representing limited partner interests of Sisecam Resources LP (“Sisecam Resources” or the “Issuer”) held of record by Sisecam Chemicals Wyoming LLC, a Delaware limited liability company (“New Wyoming”), as successor by conversion to Ciner Wyoming Holding Co., a Delaware corporation (“Ciner Holding”). New Wyoming is a wholly owned subsidiary of Sisecam Chemicals Resources LLC, a Delaware limited liability company (“New Resources”), and successor by conversion to Ciner Resources Corporation, a Delaware corporation (“Ciner Corp”). Ciner Enterprises Inc., a Delaware corporation (“Ciner Enterprises”), may be deemed to share beneficial ownership of such common units as a result of its 40% interest in New Resources.

**	Calculation of percentage is based on a total of 19,808,749 common units outstanding on May 26, 2023.

1	NAMES OF REPORTING PERSONS
WE Soda Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, AF (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER*
19,808,749 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER*
19,808,749 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
19,808,749 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
WE Soda Ltd (“WE Soda”), may be deemed to share beneficial ownership of the 19,808,749 common units representing limited partner interests in the Issuer of which WE Soda’s direct subsidiary, Ciner Enterprises, may be deemed to share beneficial ownership through its 40% interest in New Resources.

**	Calculation of percentage is based on a total of 19,808,749 common units outstanding on May 26, 2023.

1	NAMES OF REPORTING PERSONS
Kew Soda Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, AF (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER*
19,808,749 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER*
19,808,749 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
19,808,749 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Kew Soda Ltd, (“Kew Soda”), may be deemed to share beneficial ownership of the 19,808,749 common units representing limited partner interests in the Issuer of which Kew Soda’s indirect subsidiary, Ciner Enterprises, may be deemed to share beneficial ownership through its 40% interest in New Resources.

**	Calculation of percentage is based on a total of 19,808,749 common units outstanding on May 26, 2023.

1	NAMES OF REPORTING PERSONS
Akkan Enerji ve Madencilik Anonim Şirketi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Turkey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER*
19,808,749 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER*
19,808,749 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
19,808,749 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Akkan Enerji ve Madencilik Anonim Şirketi (“Akkan”) may be deemed to share beneficial ownership of the 19,808,749 common units representing limited partner interests in the Issuer of which Akkan’s indirect subsidiary, Ciner Enterprises, may be deemed to share beneficial ownership through its 40% interest in New Resources.

**	Calculation of percentage is based on a total of 19,808,749 common units outstanding on May 26, 2023.

1	NAMES OF REPORTING PERSONS
Turgay Ciner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Turkey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER*
19,808,749 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER*
19,808,749 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
19,808,749 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*
Turgay Ciner (“Mr. Ciner”) may be deemed to share beneficial ownership of the 19,808,749 common units representing limited partner interests in the Issuer of which Mr. Ciner’s indirect subsidiary, Ciner Enterprises, may be deemed to share beneficial ownership through its 40% interest in New Resources due to his 100% ownership of Akkan, an indirect parent of Ciner Enterprises.

**	Calculation of percentage is based on a total of 19,808,749 common units outstanding on May 26, 2023.

Explanatory Note

This Amendment No. 7 (this “Amendment”) amends the information provided in the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2015, as amended by the Amendment No. 1 filed with the SEC on November 15, 2016, further amended by the Amendment No. 2 filed with the SEC on February 22, 2018, further amended by the Amendment No. 3 filed with the SEC on November 22, 2021, further amended by the Amendment No. 4 filed with the SEC on December 21, 2021, further amended by the Amendment No. 5 filed with the SEC on July 6, 2022, and further amended by the Amendment No. 6 filed with the SEC on February 3, 2023 (as amended, the “Schedule 13D”) by Ciner Holding, Ciner Corp., Ciner Enterprises, WE Soda, Kew Soda, Akkan, and Turgay Ciner, a Turkish citizen (“Mr. Ciner” and collectively with Ciner Enterprises, WE Soda, Kew Soda, and Akkan, the “Reporting Persons”). This Amendment amends the information disclosed in the Schedule 13D as set forth herein.

Item 1.	Security and Issuer

No change to this Item.

Item 2.	Identity and Background

No change to this Item.

Item 3.	Source and Amount of Funds or Other Consideration

The information in Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the Merger Agreement described in Item 4 of this Amendment No.7 (which Item 4 is incorporated herein by reference), New Resources funded the Merger through a combination of cash on hand, dividend flows, income from dividends, contributions from its parent entities and the proceeds of  a $110 million term loan facility (the “Term Loan Facility”) by and among New Resources and (i) each of New Resources’ subsidiaries (including the Issuer and each of the Issuer’s subsidiaries, other than Sisecam Wyoming LLC (“SWY”) and SWY’s subsidiaries), as guarantors, (ii) Alter Domus (US) LLC, as administrative agent, (iii) Deutsche Bank AG New York Branch and Societe Generale, as joint lead arrangers and joint book runners, and (iv) several other banks, financial institutions, institutional investors and other entities party thereto.

The foregoing description of the Term Loan Facility does not purport to be complete and is qualified in its entirety by the full text of the Term Loan Facility, which is attached hereto as Exhibit M and incorporated by reference in its entirety herein.

Item 4.	Purpose of Transaction

The information in Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On May 26, 2023 (the “Closing Date”), pursuant to the terms and conditions of the Merger Agreement, Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer surviving and continuing to exist as a Delaware limited partnership.

At the effective time of the Merger (the “Effective Time”), the Issuer became a direct, wholly owned subsidiary of the Partnership GP and New Wyoming.  Pursuant to the terms and conditions of the Merger Agreement, at the Effective Time, each issued and outstanding common unit of the Issuer (the “Common Units”), other than those held by New Wyoming and its permitted transferees (the “Parent Units”), was converted into the right to receive $25.00 per Common Unit in cash without any interest thereon (the “Merger Consideration”).  Each issued and outstanding Parent Unit, each issued and outstanding Incentive Distribution Right (as defined in the (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, dated as of September 18, 2013 (as amended, the “Partnership Agreement”) in the Issuer, and the Partnership GP’s general partner interest in the Issuer was not cancelled, was not converted into (and did not entitle the holder thereof to receive) Merger Consideration, and remained outstanding following the Merger.

In connection with the closing of the Merger, the Issuer (i) notified the New York Stock Exchange (the “NYSE”) that the Certificate of Merger relating to the Merger had been filed with the Secretary of State of the State of Delaware and had become effective as of the Effective Time and (ii) requested that the NYSE file a Notification of Removal from Listing and/or Registration on Form 25 with the SEC to delist and deregister the Common Units under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The trading of Common Units was suspended before the opening of trading on the Closing Date.  Additionally, the Issuer intends to file a certification on Form 15 under the Exchange Act with the SEC requesting the suspension of the Issuer’s reporting obligations under Sections 13 and 15(d) of the Exchange Act.  Consequently, this Amendment No. 7 constitutes an exit filing for the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

The information in subparagraphs (a), (b) and (c) is hereby amended and restated in its entirety by the following:

(a) New Wyoming is the record and beneficial owner of 19,808,749 common units, which, based on 19,808,749 common units outstanding as of May 26, 2023, represents 100.0% of the outstanding common units of the Issuer.

None of Ciner Enterprises, WE Soda, KEW Soda, Akkan or Mr. Ciner directly owns any common units of the Issuer; however, Ciner Enterprises, as the owner of 40% of the ownership interests in New Resources, WE Soda, as the owner of all the ownership interests of Ciner Enterprises, Kew Soda, as the owner of all of the ownership interests of WE Soda, Akkan, as the owner of all of the ownership interests of Kew Soda, and Mr. Ciner, as the owner of all of the ownership interests of Akkan, may be deemed to share with Turkiye Sise ve Cam Fabrikalari A.S (“Sisecam”) the beneficial ownership of the 19,808,749 common units representing 100.0% of the outstanding common units of the Issuer held of record by New Wyoming and beneficially by New Resources as of the date hereof.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

(c) Except as described elsewhere in this Amendment, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has affected any transactions in the common units during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended by adding the following exhibits:

Exhibit M – Credit Agreement, dated as of May 26, 2023, by and among Sisecam Chemicals Resources LLC, Guarantors defined therein, Alter Domus (US) LLC, as Administrative Agent, and Deutsche Bank AG New York Branch and Societe Generale, as Joint Lead Arrangers and Joint Bookrunners*

*       Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the SEC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 26, 2023

TURGAY CINER

By:	/s/ Turgay Ciner
Name:	Turgay Ciner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 26, 2023

AKKAN ENERJI VE MADENCILIK ANONIM ŞIRKETI

By:	/s/ Gursel Usta
Name:	Gursel Usta
Title:	Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 26, 2023

Kew SODA LTD

By:	/s/ Mehmet Ali Erdogan
Name:	Mehmet Ali Erdogan
Title:	Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 26, 2023

WE SODA LTD

By:	/s/ Mehmet Ali Erdogan
Name:	Mehmet Ali Erdogan
Title:	Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 26, 2023

CINER ENTERPRISES INC.

By:	/s/ Tarlan Ogüz Erkan
Name:	Tarlan Ogüz Erkan
Title:	President and CEO